Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals, Inc.

Commission File No. 333-134438

This filing relates to the Agreement and Plan of Merger and Reorganization, dated as of April 11, 2006 (the “Merger Agreement”), by and among Discovery Partners International, Inc. (“DPI”), Darwin Corp. and Infinity Pharmaceuticals, Inc. (“Infinity”). The Merger Agreement was attached as Exhibit 1.1 to a Form 8-K filed by DPI with the SEC on April 12, 2006, and is incorporated by reference into this filing.

Infinity gave the following presentation at the Pacific Growth Equities Life Science Growth Conference on June 12, 2006.

Pacific Growth Equities Life Science Growth Conference Steven Holtzman, CEO June 12, 2006

Forward-Looking Statement

Various statements in this presentation concerning our future expectations, plans and prospects constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the proposed transaction with Discovery Partner International’s (DPI), DPI and the combined company’s net cash at closing, the trading of the combined company’s shares on the NASDAQ National Market, the potential value created by the proposed merger for DPI’s and Infinity’s stockholders, DPI’s deployment of its resources and ability to engage in strategic transactions or divest its various business units, the efficacy, safety, and intended utilization of Infinity’s product candidates, the conduct and results of discovery efforts and clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding current and future collaborative activities. Actual results may differ materially from those indicated by such forward-looking statement as a result of various factors, including risks related to: the ability of DPI and Infinity to complete the proposed transaction; the availability of funds to continue research and development activities; the results of future clinical trials with respect to Infinity’s product candidates and compounds; the success of Infinity’s collaborations and its ability to enter into additional collaborations; Infinity’s ability to successfully develop and commercialize product candidates; the timing and success of regulatory filings; DPI’s ability to divest itself of or otherwise transfer ownership of some or all of its operating assets on satisfactory terms or at all; the amount of DPI’s net cash at closing; the scope of Infinity’s patents and the patents of others; Infinity’s ability to attract and retain qualified personnel; and other risks and uncertainties more fully described in DPI’s filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2005, quarterly report on Form 10-Q for the quarter ended March 31, 2006 and Registration Statement on Form S-4, as filed on May 24, 2006. The proposed transaction is subject to customary closing conditions, including approval of DPI’s and Infinity’s stockholders.

Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. DPI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

2

Mission

To develop targeted therapies for the treatment of cancer and related conditions discovered through the use of our innovative small molecule drug technologies

3

“Making Cancer a Non-Lethal Disease”

Strategy

Choose drug targets that are “well-credentialed, but not well-trodden”

Develop first-in-class or fast-follower best-in-class medicines

Pursue fastest path to registration; broaden thereafter

Enter selective strategic alliances to maximize value, retaining significant product rights

Leverage Infinity’s small molecule technologies

Create a culture and community maximally conducive to innovation

4

Product Pipeline: IPI-504 (Hsp90)

Discovery

Preclinical

IND Filing

Clinical Trials

IPI-504 (Hsp90)

2005

Phase I ongoing

Phase II expected by early 2007

Hedgehog

Pathway

(e.g., IPI-609)

Phase I expected by early 2007

Bcl2/Bcl-xL &

Additional

Targets

2007/2008 forward

On-going studies

TBD based on data/results

5

Lead Clinical Product: IPI-504

Broad activity, multiple cancers

Single agent activity

Synergy in combination

Activity in resistant settings

Large therapeutic window

2nd generation oral formulation under development

Cl -

H+H

NH

OH

Me

NH2

IPI-504

6

IPI-504: Clinical Plan

Phase I

Multiple myeloma

GIST

Combinations

Phase II

MM / GIST

Other indications

2005

2006

2007

2008

Multiple myeloma

GIST

Phase Ib – combinations

Phase II– MM or GIST

Phase II – additional indication or combination

On-going trial

TBD based on data/results

7

IPI-504: Broad Market Potential

Hematologic

malignancies

Indications

Multiple Myeloma (MM)

Chronic Myelogenous Leukemia (CML)

Acute Myelogenous Leukemia (AML)

Non-Hodgkin’s Lymphoma (NHL)

Solid

tumors

Gastrointestinal Stromal Tumors (GIST)

Breast cancer (HER2+)

Non-small cell lung cancer (NSCLC)

Renal cell carcinoma

Malignant Melanoma

Hormone Refractory Prostate cancer (HRPC)

8

Heat Shock Protein 90 (Hsp90)

Emerging cancer target

Stabilizes proteins in

functional conformations

Two roles in cancer

Generally: Maintaining protein homeostasis in cancer cells

Specifically: Stabilization of key oncoproteins, including drug-resistant ones

Targeted Cancer Therapies

The New Frontier

Hematologic

Molecular Target

NF-kB

Bcr-Abl

Flt3

Targeted therapy

Velcade

Gleevec / Dasatinib

Investigational

Indication

Myeloma

CML

AML

Solid tumor

c-Kit

HER2

EGFR

VEGFR / HIF-1a

b-Raf

p-Akt

Gleevec / Sutent

Herceptin

Tarceva / Erbitux

Sorafenib / Sutent

Sorafenib

Investigational

GIST

Breast (HER2+)

NSCLC

Renal cell

Melanoma

Prostate (PTEN -/-)

Targeted Cancer Therapies

The New Frontier

Molecular Target

Hematologic

Solid tumor

NF-kB

Bcr-Abl

Flt3

c-Kit

HER2

EGFR

VEGFR / HIF-1a

b-Raf

p-Akt

All are Hsp90 clients

Inhibiting Hsp90 affects the stability of these targets

Hsp90: Potential Universal Salvage Therapy

Disease

CML

GIST

NSCLC

Hsp90 Client

BCR-ABL

KIT

EGFR

Drug

Gleevec,

Dasatinib

Gleevec,

Sutent

Iressa, Tarceva

Kinase Inhibitor Resistance

Mutation

T315I

T670I

T790M

Highly responsive to Hsp90 inhibition

Alternative to chasing mutations

Oral IPI-504: Survival Benefit

Gleevec-resistant T315I

CML transplantation model

% survival

100.0% 80.0% 60.0% 40.0% 20.0% 0.0%

15 17 19 21 23 25 27 29 31 33

Days

Placebo

Gleevec

IPI-504

Collaboration:

Shauguang Li, Jackson Labs

Oral IPI-504: Survival Benefit

Gleevec-resistant T315I

CML transplantation model

% survival

100.0% 80.0% 60.0% 40.0% 20.0% 0.0%

15 17 19 21 23 25 27 29 31 33

Days

Placebo

Gleevec

IPI-504

Collaboration:

Shauguang Li, Jackson Labs

Oral IPI-504: Survival Benefit

Gleevec-resistant T315I

CML transplantation model

% survival

100.0% 80.0% 60.0% 40.0% 20.0% 0.0%

15 17 19 21 23 25 27 29 31 33

Days

Placebo

Gleevec

IPI-504

Collaboration:

Shauguang Li, Jackson Labs

IPI-504: Clinical Goals for Remainder 2006/Early 2007

Phase I MM trial: complete

Phase I GIST trial: complete

Phase II MM and/or GIST trial: initiate

Additional potential indications and milestone events

Phase I combination studies (e.g. Taxotere, Velcade, Gleevec)

Additional Phase II studies (e.g. NSCLC, CML, CLL)

Product Pipeline: Hedgehog Pathway (e.g., IPI-609)

Discovery

Preclinical

IND Filing

Clinical Trials

IPI-504 (Hsp90)

2005

Phase I ongoing

Phase II expected by early 2007

Hedgehog

Pathway

(e.g., IPI-609)

Phase I expected by early 2007

Bcl2/Bcl-xL &

Additional

Targets

2007/2008 forward

On-going studies

TBD based on data/results

IPI-609: Most Advanced Preclinical Candidate

Potent hedgehog pathway inhibitor

Expected first-in-class systemic hedgehog inhibitor

Proprietary NCE

Oral product

Back-up candidates identified

Broad anti-cancer potential

Strong data supporting pancreatic, metastatic prostate, SCLC, others

Single agent activity

Potential for synergy with standards of care

Hedgehog Pathway (e.g., IPI-609): Clinical Plan

2005

IND-enabling studies

Pharmacology

GLP toxicology

Manufacturing

2006

F

I

L

E

I

N

D

2007

Clinical development

Phase I

Pancreatic

SCLC

Met Prostate, etc.

Heme malignancies

2008

Phase II

Single or combo

Phase II or III

Registration trial

On-going studies

TBD based on data

IPI-609: Preclinical Efficacy Rationale

PC3 prostate cancer xenograft

Tumor volume (mm3)

Tumor Volume

1600 1400 1200 1000 800 600 400 200 0

Vehicle

IPI-609 10 mpk/day

31 36 41 46 51 56 61

Days

Hedgehog Pathway: Broad Rationale in Solid Tumors

Human tumor biopsy data

State	Pathway activation
Normal	OFF
Basal	cell carcinoma1,2 ON
Medulloblastoma3	ON
Pancreatic	cancer4,5,6 ON
Prostate	cancer7,8 ON
Small	cell lung cancer9 ON
Hepatocellular	cancer10 ON
Breast	Cancer11 ON

1Hahn et al., 1996, Cell 85: 841

2Bale & Yu, 2001, Human Molec. Genetic. 10: 757 (review) 3Berman et al., 2002 Science 297: 1559 4Berman et al., 2003 Nature 425: 846 5Kayed et al., 2004 Int. J. Cancer 110: 668

6Thayer et al., 2003 Nature 425: 851

7 Karhadkar et al., 2004 Nature, 431: 707

8 Fan et al., 2004 Endocrinology 145: 3961

9 Watkins et al., 2003, Nature 422: 313

10 Sicklick 2005 ASCO; Mohini, 2005 AACR

11 Kubo et al., 2004 Cancer Res. 64 :6071

Product Pipeline: Bcl and Additional Targets

Discovery

Preclinical

IND Filing

Clinical Trials

IPI-504 (Hsp90)

2005

Phase I ongoing

Phase II expected by early 2007

Hedgehog Pathway (e.g., IPI-609)

Phase I expected by early 2007

Bcl2/Bcl-xL & Additional Targets

2007/2008 forward

On-going studies

TBD based on data/results

Bcl-2 / Bcl-xL Antagonists: Opportunities

Therapeutic Applications

Bcl family of proteins: key anti-apoptotic factors

Up-regulated in many cancers

Up-regulated in response to chemotherapy in many cancers

Highly attractive but historically “intractable”

Protein-protein interaction targets

Prospective products

Combination with chemotherapy: general chemo-sensitizing agent

Single agent: in cancers dependent on Bcl family members for survival

Types of products:

Bcl-2 selective

Bcl-2 and Bcl-xL dual selective

Bcl: 2006 Novartis Alliance

ACTIVITIES

Joint discovery (led by Infinity) Joint development (led by Novartis) Worldwide marketing by Novartis with Infinity US co-promotion

FINANCIALS

Upfront & near $30M term committed

Total potential >$400M payments* Royalties on WW sales

Accelerates, expands value creation

* If all development and commercialization milestones for multiple product candidates are met.

DOS Technology Alliances: Small Molecules

AMGEN Johnson & Johnson NOVARTIS

- **Diversity Oriented Synthesis (DOS)**
- **2004 – 2006: > $60 million upfront/committed cash**
  - **Non-dilutive capital and capability expansion**
- **Additional milestone and royalty potential**
- **No license of proprietary Infinity product rights**







Infinity PHARMACEUTICALS

25

Pipeline & Partnerships

Ownership of most advanced candidates retained

Discovery

Preclinical

Start Clinical Trials

IPI-504 (Hsp90)

2005

100% owned

Hedgehog Pathway (e.g., IPI-609)

By early 2007

100% owned

Bcl2/Bcl-xL

2007/2008

Novartis

Non-exclusive

Amgen Novartis J&J

Small molecule drug technologies

Leadership: Combined Company

Mr. Steven Holtzman, Chairman & CEO

Millennium, DNX

Dr. Julian Adams, President & CSO

Millennium, ProScript Boehringer Ingelheim, Merck

Ms. Adelene Perkins, EVP & CBO

Transform, Genetics Institute, Bain, GE

Dr. Christine Bellon, Sr Patent Counsel

Wyeth, Fish & Richardson

Dr. Michael Foley, VP Chemistry

Harvard ICCB, Glaxo, BMS

Dr. Christian Fritz, Sr Dir Cancer Biology

Millennium, Chemgenix

Dr. David Grayzel, VP Clinical Dev/Med Affairs

Dyax, Mass General Hospital

Dr. Vito Palombella, VP Biology

Syntonix, Millennium, ProScript

Dr. Margaret Read, Sr Dir Cancer Biology

Millennium, ProScript

Dr. Jeffrey Tong, VP Corp & Product Dev

McKinsey & Co, Harvard Center for Genomics Research

Dr. Jim Wright, VP Pharm Dev

Millennium, Alkermes, Boehringer Ingelheim, U. of Wisconsin

Projected Board of Directors: Combined Company

Steven Holtzman, Chairman	Infinity Pharmaceuticals, Inc
Ron Daniel	McKinsey & Co. (former Managing Partner)
Dr. Tony Evnin	Venrock Associates
Dr. Eric Lander	Director Broad Institute, Whitehead, MIT
Patrick Lee	Advent Venture Partners
Dr. Arnold Levine	Institute for Advance Study
Dr. Frank Moss	Director MIT Media Lab; Founding CEO Tivoli
Dr. Vicki Sato	Former Vertex and Biogen
Dr. James Tananbaum	Prospect Venture Partners
Dr. Michael Venuti	Discovery Partners, Celera
Mr. Harry Hixson	BrainCells, Amgen
Mr. Herm Rosenman	Gen-Probe

Infinity PHARMACEUTICALS

28

Infinity’s Financial and Pharmaceutical Investors

Prospect Venture Partners Venrock Associates Advent Venture Partners HBM BioVentures Vulcan Ventures Wellcome Trust POSCO BioVentures Tallwood Alexandria Equities Lotus BioScience

Amgen Novartis J&J

Reverse Merger with

Discovery Partners International, Inc.

(Nasdaq: DPII)

Infinity-Discovery Partners International (DPII) Merger

DPII rationale

Response to dramatic changes in discovery business

Outsourcing to India, China

Price pressures

Better upside for investors in near-term product opportunities with significant potential Therefore: divest and invest

Why DPII Chose Infinity?

Thorough evaluation

Top-tier private company

Multiple near-term value driving events

Ongoing clinical trials

Pipeline

Partnerships

Management that has discovered drugs and built companies Invest in/create a security with market-recognized value

Infinity-DPII Merger

Infinity rationale

Efficient, timely access to capital

Clinical trial / preclinical pipeline funding

Generate efficacy data on lead product candidate, IPI-504

Accelerate and expand Infinity pipeline

Snapshot of Post-Merger Infinity

Lead clinical product in two ongoing Phase I cancer studies

Phase II expected by early 2007

Pipeline of preclinical cancer drug candidates

Internally discovered and developed, chemistry platform

4 Pharma/Biotech corporate alliances

Amgen, J & J and Novartis (2)

Cash pro forma Q1: $100 million Proven biotech leadership team

Key Merger Terms

A financing event

DPII “invests” cash and divests operating units

If DPII cash between $70M and $75M, ownership:

DPII shareholders = 31%

Infinity shareholders = 69%

If cash above $75M or below $70M, adjustment applied

Merger Timetable

Approval of both companies’ BOD Public announcement of transaction File S-4 SEC comment period

Joint proxy statement / prospectus to DPII, Infinity stockholders

DPII and Infinity Stockholder votes

If approved

DPII shares issued

Infinity traded as public company

April 11

April 12

May 24 By Early July

By Late-July By Late-August Following vote

2006 Goals, Achievements and Anticipated News Flow

Product Pipeline

IPI-504: Complete Phase I trials

IPI-504: Expect to initiate Phase II by early 2007

Hedgehog Pathway (e.g., IPI-609): Expect to initiate Phase I by early 2007

Pipeline: New INDs / programs for 2007+

Successful alliance execution (Novartis, J&J, Amgen) At least one new corporate alliance Financing event

Year-end cash runway: > 12-24 months

NVS Bcl

Pending

DPII merger

www.IPI.com

Forward Looking Statements

Various statements in this filing concerning Infinity Pharmaceuticals, Inc. (Infinity), Discovery Partners International, Inc. (DPI) and the combined company’s future expectations, plans and prospects constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the proposed transaction between Infinity and DPI, DPI and the combined company’s net cash at closing, the trading of the combined company’s shares on the NASDAQ National Market, the potential value created by the proposed merger for DPI’s and Infinity’s stockholders, DPI’s deployment of its resources and ability to engage in strategic transactions or divest its various business units, the efficacy, safety, and intended utilization of Infinity’s product candidates, the conduct and results of discovery efforts and clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding current and future collaborative activities. Actual results may differ materially from those indicated by such forward-looking statement as a result of various factors, including risks related to: the ability of DPI and Infinity to complete the proposed transaction; the availability of funds to continue research and development activities; the results of future clinical trials with respect to Infinity’s product candidates and compounds; the success of Infinity’s collaborations and its ability to enter into additional collaborations; Infinity’s ability to successfully develop and commercialize product candidates; the timing and success of regulatory filings; DPI’s ability to divest itself of or otherwise transfer ownership of some or all of its operating assets on satisfactory terms or at all; the amount of DPI’s net cash at closing; the scope of Infinity’s patents and the patents of others; Infinity’s ability to attract and retain qualified personnel; and other risks and uncertainties more fully described in DPI’s filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2005, quarterly report on Form 10-Q for the quarter ended March 31, 2006 and Registration Statement on Form S-4, as filed on May 24, 2006. The proposed transaction is subject to customary closing conditions, including approval of DPI’s and Infinity’s stockholders.

Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. DPI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger between DPI and Infinity described herein, DPI filed a registration statement on Form S-4 on May 24, 2006 with the SEC, that contains a proxy statement/prospectus. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed merger because it contains important information about DPI, Infinity and the proposed merger. Security holders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the Solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed merger of DPI with Infinity. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at DPI at the address described above.